Exhibit 99.1

A statement on behalf of Rogers Communications Inc.

TORONTO, November 5, 2021 - Today the British Columbia Supreme Court ruled that the consent shareholders’ resolution Mr. Edward Rogers, as Chair of the Rogers Control Trust, submitted to Rogers Communications Inc. (“RCI”) on October 22, 2021 (the “Consent Resolution”), was valid, effective, and binding on RCI as of the date it was signed, being October 22, 2021.

Accordingly, the Board of Directors of RCI comprises the following individuals as of October 22, 2021: Robert Dépatie, Robert Gemmell, Alan Horn, Philip Lind, Edward Rogers, Melinda Rogers-Hixon, Martha Rogers, Loretta Rogers, Joe Natale, Michael Cooper, Jack Cockwell, Jan Innes, Ivan Fecan and John Kerr. Pursuant to a resolution of the Board of RCI dated October 24, 2021, Edward Rogers is the Chair of RCI.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.